U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person

   Masterson                        Linda                H.
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   (Last)                           (First)             (Middle)

                            1205 South Dupont Street
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                                    (Street)

   Ontario,                         CA                   91761
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                LifePoint, Inc. - LFP

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                ###-##-####

________________________________________________________________________________
4.   Statement for Month/Year

                12/01

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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                Chairman of the Board, President and CEO

________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock, $.001 par value         12/4/01         M              37,500       A     $ .50      1,588,054    I         (1)

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Common Stock, $.001 par value         12/4/01         M              75,000       A     $ .50      1,663,054    I         (1)

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Common Stock, $.001 par value         12/4/01         M              16,758       A     $ .50      1,679,812    I         (1)

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Common Stock, $.001 par value         12/4/01         M              32,500       A     $1.67      1,712,312    I         (1)

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 (1) The Shares are being held by Robert P. Masterson and Linda H. Masterson, Trustee of the Masterson Family Trust, dated September 23, 2000.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Common Stock        $.50     12/4/01   C        N/A   37,500 (1)      8/14/07  Common    37,500   0       1,883,750  D       N/A
Options                                                                        Stock


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Common Stock        $.50     12/4/01   C        N/A   75,000 (2)      8/14/07  Common    75,000   0       1,808,750  D       N/A
Options                                                                        Stock

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Common Stock        $.50     12/4/01   C        N/A   16,758 (3)      6/29/08  Common    16,758   0       1,791,992   D       N/A
Options                                                                        Stock

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Common Stock        $1.67    12/4/01   C        N/A   32,500 (4)      10/9/09  Common    32,500   0       1,759,492  D       N/A
Options                                                                        Stock

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Common Stock        $3.17    12/7/01   A       19,180  N/A   (5)      12/6/11  Common    19,180   0       1,778,672  D       N/A
Options                                                                        Stock

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Common Stock        $3.17    12/7/01   A       120,000 N/A   (6)      12/6/11  Common    120,000  0       1,898,672  D       N/A
Options                                                                        Stock

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
Explanation of Responses:

     (1) This option became exercisable as 37,500 shares on 8/15/98; as to 3,130 shares on the 15th of each month for 35 months thereafter and as to 2,950 on the 15th of the 36th month thereafter.

     (2) This option became exercisable upon the achievement of certain performance goals by Issuer, which have been achieved.

     (3) This option became exercisable as to 37,500 shares on 6/30/99; as to 1,042 shares on the 30th of each month for 35 months thereafter and as to 1,030 shares on the 30th of the 36th month thereafter.

     (4) This option became exercisable as to 30,000 shares on 10/10/00 and as to 2,500 shares on the 10th of each month for 36 months thereafter.

     (5) This option becomes exercisable upon the Issuer's receipt of bona-fide orders of its Impact Test System in an aggregate amount of not less than $250,000.

     (6) This option becomes exercisable as to 30,000 shares on 12/7/02; as to 2,504 shares on the 7th of each month for 35 months hereafter; and as to 2,360 shares on the 7th of the 36th month hereafter.



                                /s/ Linda H. Masterson             1/7/02
                        -----------------------------------   ------------------
                            Signature of Reporting Person           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.